NXT ENERGY SOLUTIONS INC As at and for the year ended December 31, 2009

KPMG LLP
Chartered Accountants
2700-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of NXT Energy Solutions Inc. as at December 31, 2009 and 2008 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NXT Energy Solutions Inc. as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants

Calgary, Canada
April 29, 2010

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP

NXT ENERGY SOLUTIONS INC Consolidated Balance Sheets (Expressed in Canadian dollars except share data)

	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$ 4,174,145	$ 146,065
Short term investments	-	6,748,105
Accounts receivable	1,142,380	20,569
Prepaid expenses and other	53,288	57,159
	5,369,813	6,971,898

Oil and natural gas properties	5,000	7,315
Other property and equipment [note 3]	630,827	621,396
	$ 6,005,640	$ 7,600,609

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 413,997	$ 359,535
Other accrued liabilities [note 4]	295,739	256,624
Current portion of capital lease obligation	10,684	10,684
Current portion of asset retirement obligation [note 5]	19,357	20,000
	739,777	646,843
Long term liabilities:
Capital lease obligation	16,834	24,811
Asset retirement obligation [note 5]	31,897	28,997
Derivative liability [note 6]	183,815	-
	972,323	700,651

Commitments and contingencies [note 14]
Future operations [note 1]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000 [note 8]	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 30,701,796 shares as of December 31, 2009 (2008 - 30,676,796) [note 7]	51,934,360	51,884,121
Contributed capital	3,939,953	3,519,072
Deficit	(55,040,931)	(52,703,170)
Accumulated other comprehensive income	710,935	710,935
	5,033,317	6,899,958
	$ 6,005,640	$ 7,600,609

Signed "George Liszicasz"	Signed "Charles Selby"
Director	Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in Canadian dollars except share data)

	For the year ended December 31,
	2009	2008	2007
Revenue
Survey revenue	$ 3,683,326	$ 2,944,470	$ 5,608,432
Oil and natural gas revenue	997	10,592	33,260
	3,684,323	2,955,062	5,641,692

Expense
Survey cost	1,587,120	211,237	814,343
Oil and natural gas operating expenses	8,348	3,959	3,753
Administrative	4,241,139	3,678,803	4,016,662
Depletion of oil and natural gas properties	2,315	4,372	87,291
Amortization and depreciation [note 3]	173,585	171,613	128,179
	6,012,507	4,069,984	5,050,228
	(2,328,184)	(1,114,922)	591,464

Other expense (income)
Gain on sale of property	(1,037)	(20,325)	-
Interest income	(80,633)	(234,007)	(109,374)
Interest on convertible debentures [note 9]	-	-	100,980
Loss (gain) on foreign exchange	150,958	(20,242)	249,427
Other	-	90,000	-
Abandonment of oil and natural gas properties [note 5]	7,653	210,943	-
	76,941	26,369	241,033
Net income (loss) and comprehensive income (loss)	$ (2,405,125)	$ (1,141,291)	$ 350,431

Net income (loss) per share [note 7]
Basic	$ (0.08)	$ (0.04)	$ 0.01
Diluted	$ (0.08)	$ (0.04)	$ 0.01

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

NXT ENERGY SOLUTIONS INC Consolidated Statements of Cash Flow (Expressed in Canadian dollars)

	For the year ended December 31,
	2009	2008	2007
Operating activities
Net income (loss)	$ (2,405,125)	$ (1,141,291)	$ 350,431

Amortization and depreciation	173,585	171,613	128,179
Depletion of oil and natural gas properties	2,315	4,372	87,291
Abandonment of oil and natural gas properties	7,653	210,943	-
Costs settled by issuance of common stock	-	-	274,977
Stock-based compensation expense	672,060	653,042	988,664
Non-cash interest expense convertible debenture	-	-	24,883
Non-cash expense note payable	-	-	13,371
Gain on sale of property	(1,037)	(20,325)	-
Asset retirement obligations paid	(5,396)	(161,946)	-
Changes in non-cash working capital
Accounts receivable	(1,121,811)	818,968	(236,407)
Prepaid expenses and other	3,871	65,132	(57,904)
Unearned revenue	-	(2,232,470)	1,949,452
Trade payables	54,462	(156,697)	275,047
Other accrued liabilities	39,115	(27,491)	53,866
Net cash generated (used) in operating activities	(2,580,308)	(1,816,150)	3,851,850

Financing activities
Repayment of note payable	-	-	(239,618)
Repayment of capital lease	(7,977)	(7,329)	(3,998)
Repayment of registration penalty	-	(178,540)	(343,824)
Issue of common shares, net of issuance costs	50,239	-	-
Exercise of options and warrants	-	1,499,853	2,319,433
Net cash generated in financing activities	42,262	1,313,984	1,731,993

Investing activities
Invested in other property and equipment	(184,035)	(288,849)	(337,829)
Invested in oil and natural gas properties	-	(3,177)	(5,954)
Proceeds on the sale of property	2,056	47,400	35,000
Decrease (increase) in short term investments	6,748,105	(1,095,439)	(4,279,380)
Net cash generated (used) in investing activities	6,566,126	(1,340,065)	(4,588,163)

Net cash inflow (outflow)	4,028,080	(1,842,231)	995,680
Cash and cash equivalents, beginning of year	146,065	1,988,296	992,616

Cash and cash equivalents, end of year	$ 4,174,145	$ 146,065	$ 1,988,296

Cash interest paid	$ 2,707	$ 3,354	$ 15,606

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flow.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Shareholders' Equity (Expressed in Canadian dollars except share data)

	For the year ended December 31,
	2009	2008	2007
Common Shares
Balance at the beginning of year	$ 51,884,121	$ 49,789,695	$ 45,770,651

Issued upon exercise of options and warrants	-	2,050,030	3,497,476
Issued through conversion of debentures	-	-	246,591
Issued through private placement; net of issue costs	50,239	-	-
Shares issued for services	-	44,396	274,977
Balance at end of year	51,934,360	51,884,121	49,789,695

Preferred Shares
Balance at the beginning and end of year	3,489,000	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of year	3,519,072	3,416,207	3,605,585
Opening balance adjustment upon adoption of change in accounting policy [note 2]	(108,779)	-	-
Fair market value of options and warrants	529,660	653,042	988,664
Contributed capital transferred to shares pursuant to exercise of options and warrants	-	(550,177)	(1,178,042)
Balance at end of year	3,939,953	3,519,072	3,416,207

Deficit
Balance at the beginning of year	(52,703,170)	(51,561,879)	(51,912,310)
Opening balance adjustment upon adoption of change in accounting policy [note 2]	67,364	-	-
Net income (loss) for year	(2,405,125)	(1,141,291)	350,431
Balance at end of year	(55,040,931)	(52,703,170)	(51,561,879)

Accumulated Other Comprehensive Income
Balance at beginning and end of year	710,935	710,935	710,935

Total Shareholders' Equity	$ 5,033,317	$ 6,899,958	$ 5,843,958

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholders' equity (deficit).

NXT ENERGY SOLUTIONS INC Notes to the Consolidated Financial Statements As at and for the year ended December 31, 2009 (Expressed in Canadian dollars)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003.

We own a proprietary technology called Stress Field Detection ("SFD®"). SFD® is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company's financial position is materially impacted by the loss or gain of any one client.  The company's ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to their exploration activities.

The company anticipates generating both net income and cash from operations in future years with its business model; however the occurrence and timing of this outcome cannot be predicted with certainty. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements for the year ended December 31, 2009 have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the years ended December 31, 2008 and 2007 and as at December 31, 2008, except as disclosed below.

Change in Accounting Policies

In the year ended and as at December 31, 2007, the company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as we are headquartered in Canada and all of our operations are directed from Canada.

For periods prior to 2007, when the functional currency of the company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates. Any difference was recorded as an adjustment to accumulated other comprehensive income. At January 1, 2008, $710,935 related to foreign currency translation was recorded in accumulated other comprehensive income.

Estimates and Assumptions

The preparation of these consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates include allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets and valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and short term securities with original maturity less than 90 days at the date of acquisition.

Short Term Investments

Short term investments include short term securities, held by a major Canadian chartered bank, with original maturities greater than 90 days and less than one year. Investments are recorded at fair value.

Revenue Recognition

We recognize revenue on SFD® survey contracts on a completed contract basis, net of government sales tax. All money received or invoiced in advance of completion of the contract is reflected as unearned revenue and treated as a current liability on our balance sheet. All survey expenditures and obligations related to SFD® survey contracts are reflected as work-in-progress and treated as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Sales commissions are included in survey costs. Survey cost does not include any amortization or depreciation of property and equipment.

Fair Value of Financial Instruments

Our financial instruments consist of cash equivalents, short term investments, accounts receivable, trade payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short term to maturity. We are not exposed to significant interest or credit risks arising from these financial instruments. We are exposed to foreign exchange risk as a result of holding U.S. denominated financial instruments.

Derivative Liability

Under the FASB's fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The company's only financial instrument recorded at fair value on a recurring basis are the vested contractor stock options. We have classified these derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data.

Oil and Natural Gas Properties
As at December 31, 2009 and 2008 the company's interests in oil and gas properties consist only of undeveloped land and royalty interests.

The carrying amounts of unproved oil and natural gas properties are recorded at cost and are assessed on a periodic basis to ascertain whether any impairment in value has occurred. Impairment is recorded if this assessment indicates the fair market value of unproven lands is less than carrying amounts.

Other Property and Equipment

We carry our other property and equipment at cost and depreciate or amortize them over their estimated service lives using the declining balance method, except for leasehold improvements where we use the straight line method, in accordance with the following annual rates:

●	Computer hardware	30%
●	Computer software	100%
●	Furniture and other equipment	20%
●	Leasehold improvements	over the remaining term of lease

Management periodically reviews the carrying value of our property and equipment to ensure that any impairment in value is recognized and reflected in our results of operations.

Research and Development Expenditures

We expense all research and development expenditures we incur to develop, improve and test our SFD® survey system and related components. Any intellectual property acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired.

Foreign Currency Translation

The company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in affect at the end of the applicable period. Exchange gains and losses resulting from these translations are included in the determination of net income.

Foreign currency translation adjustments resulting from these translations are included in net income.

Income Taxes

We follow the asset and liability method of accounting for income taxes. This method recognizes income tax assets and liabilities at the rates when the temporary differences are reversed or realized, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income when enacted. Valuation allowances are provided when necessary to reduce future tax assets to an amount that is more likely than not to be realized.

Share-Based Payments

The company follows the fair value method of accounting for stock options. Under this method, an estimate of the fair value of the cost of all stock options granted to employees, directors and consultants is calculated using the Black Scholes option pricing model and charged to income over the vesting period of the option, with a corresponding increase recorded in contributed surplus. Upon exercise of the stock option, the consideration received by the company and the amount previously recorded in contributed surplus, is recorded as an increase to the share capital of the company.

Stock-based compensation for non-employees is periodically re-measured until the non-employees' performance is complete, or the amortization period is complete. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original option.

Recent Accounting Pronouncements

Effective for the company's year end commencing January 1, 2009, the FASB issued new standards relating to business combinations and non-controlling interest. The requirements of these standards will be applied to business combinations subsequent to December 31, 2008.

The FASB issued new guidance on accounting for derivative instruments and hedging activities which requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures under this new guidance include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. This standard is effective prospectively for periods beginning on or after November 15, 2008. The only impact of adopting this new standard is with respect to the company's contractor options as discussed below.

In June 2008, the FASB issued new guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the instrument falls outside the scope of the FASB's standard for accounting for derivative instruments. This EITF became effective for all fiscal year ends beginning after December 15, 2008 and required the cumulative effect resulting from the change in the accounting principle to be recognized as an adjustment to the opening balance of retained earnings.

The adoption of this policy resulted in the company reducing contributed capital by $108,779, representing the historical value attributed to certain options and then recording these options as a derivative liability at their fair market value of $41,415. The cumulative effect of this change in accounting principle of $67,364 was recognized as a reduction to the opening balance of Accumulated Loss for the year ended December 31, 2009. These options will be revalued to market at each reporting period and the change in the liability value will be charged or credited to the Statement of Income (Loss).

In May 2009, the FASB issued a new standard, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new standard became effective for the company's interim reporting at June 30, 2009 and did not have a material impact on the company's disclosures.

In June 2009, the FASB issued a revised hierarchy of generally accepted accounting principles which became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities effective for the company's interim reporting period ending September 30, 2009. The adoption of this standard had no material impact on disclosures or amounts recorded in the company's financial statements.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. On December 22, 2008 the company's fully owned Canadian subsidiaries, NXT Energy Canada Inc. and NXT Aero Canada Inc., were dissolved and all assets and liabilities were wound up into the company. As of December 31, 2009 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

3. Other Property and Equipment
	As at December 31,
	2009	2008
Survey equipment	$ 569,929	$ 454,595
Furniture and other equipment	526,105	520,364
Computers and software	999,153	936,641
Vehicles	-	22,631
Leasehold improvements	67,213	69,986
	2,162,400	2,004,217
Less accumulated depreciation, amortization and impairment	(1,531,573)	(1,382,821)
Net other property and equipment	$ 630,827	$ 621,396

Included in other property and equipment are assets acquired under capital lease arrangements with future minimum lease payments of $8,874 over each of the next four years. Amortization of these assets is included in amortization and depreciation on the statement of income. At December 31, 2009 the capitalized cost of the leased assets is $18,837 (2008 - $27,518) and related accumulated amortization is $26,914 (2008 - $22,381).

4. Other Accrued Liabilities
	As at December 31,
	2009	2008
Legal and accounting	$ 162,752	$ 198,570
Commission on sales	30,958	-
Consultant fees	25,000	37,500
Other	-	20,554
Survey costs	77,029	-
	$ 295,739	$ 256,624

5. Asset Retirement Obligation

Asset retirement obligations relate to wells where the company has outstanding abandonment and reclamation obligations in accordance with government regulations. The company's obligation relates to 8 gross (1.1 net) wells drilled in the years 2000 through 2004 that still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. These obligations are estimated to have a future liability of approximately $61,000 to be settled in four years. The present value of this asset retirement obligation has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0%.

	For the year ended December 31,
The following table reconciles the asset retirement obligations:	2009	2008
Asset retirement obligation, beginning of year	$ 48,997	$ -
Additions in the year	4,753	208,307
Accretion	2,900	2,636
Costs incurred	(5,396)	(161,946)
Asset retirement obligation, end of year	$ 51,254	$ 48,997

6. Derivative Liability

Under the FASB's fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The company's only financial instrument recorded at fair value on a recurring basis are the U.S. dollar denominated vested contractor stock options. We have classified these derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data. During the year ended December 31, 2009, we recorded an expense of $142,400 in regards to the  contractor options that were vested at the end of the year. These expenses are included in the line item ‘Administrative' on the company's consolidated statement of loss.

The fair market value of these vested contractor options was calculated during 2009 using the Black Scholes options valuation model.

For the year ended
The following table outlines the change in the derivative liability value in the year:	December 31, 2009
Balance as at December 31, 2008	$ -
Adjustment to opening balance upon adoption of change in accounting policy [note 2]	41,415
Increase in value	142,400
Balance as at December 31, 2009	$ 183,815
7. Common Shares

The company has an unlimited number of shares authorized.

The following table provides a continuity of common shares and value since January 1, 2007.
	Common Shares
	Shares	Amount
As at January 1, 2007	27,177,908	$ 45,987,597
Transactions during the year ended December 31, 2007
Issued through the conversion of convertible debentures and accrued interest	192,401	210,618
Issued on exercise of options	263,000	369,068
Issued in exchange for services provided	90,807	269,416
Issued on exercise of warrants	1,989,265	2,952,996
As at December 31, 2007	29,713,381	$ 49,789,695
Transactions during the year ended December 31, 2008
Issued to discharge accrued liabilities	9,205	44,396
Issued on exercise of options	276,667	182,099
Issued on exercise of warrants	677,543	1,867,931
As at December 31, 2008	30,676,796	$ 51,884,121
Transactions during the year ended December 31, 2009
Issued for cash	25,000	$ 50,239
As at December 31, 2009	30,701,796	$ 51,934,360

In the second quarter of 2009 a private placement for 25,000 common shares was issued to the spouse of an officer of the company.

No shares were issued to officers and directors on the exercise of options and warrants in 2009 (170,000 - 2008).

Reconciliation of Earnings per Share Calculations

For the year ended December 31, 2009
	Net Loss	Weighted Average Shares Outstanding	Per Unit
Basic and diluted	$ (2,405,125)	30,690,426	$ (0.08)

For the year ended December 31, 2008
	Net Loss	Weighted Average Shares Outstanding	Per Unit
Basic and diluted	$ (1,141,291)	30,369,586	$ (0.04)

For the year ended December 31, 2007
	Net Income	Weighted Average Shares Outstanding	Per Unit
Basic	$ 350,431	27,838,893	$ 0.01
Options assumed exercised		2,048,371
Warrants assumed exercised		2,776,560
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(2,786,045)
Diluted	$ 350,431	31,877,779	$ 0.01

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the years ended December 31, 2009 and 2008 as they were antidilutive.

8. Preferred Shares

The company committed to the issue of 10,000,000 series 1 preferred shares to its chief executive officer, president and director on December 31, 2005 pursuant to a 10 year license agreement for the SFD® technology. This 2005 license agreement was superseded on December 31, 2006 by the execution of the Technical Transfer Agreement ("2006 TTA") wherein the company issued the 10,000,000 series 1 preferred shares and purchased outright the SFD® technology. The company is authorized to issue an unlimited number of preferred shares and has authorized the issuance of 10,000,000 series 1 preferred shares.

The 10,000,000 series 1 preferred shares have the following attributes:
●	Series 1 preferred shares are conditionally convertible into common shares.

●	2,000,000 of the series 1 preferred shares became convertible into common shares upon issue.

●

The remaining 8,000,000 series 1 preferred shares may become convertible into common shares in four 2,000,000 share increments should the company achieve specified cumulative revenue thresholds prior to December 31, 2015. These cumulative revenue thresholds are at U.S. $50 million, U.S. $100 million, U.S. $250 million and U.S. $500 million.

●

Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in United States dollars, and calculated in accordance with generally accepted accounting principles.

●

In the event that the final cumulative revenue threshold of U.S. $500 million is not achieved prior to December 31, 2015, the company has the option to either redeem any unconverted preferred shares for a price of $0.01 per share and forfeit the SFD technology, or retain the ownership of the SFD® technology by making all remain series 1 preferred shares convertible into common shares.

●	Series 1 preferred shares shall not be transferable except with the consent of the board of directors.

●	Series 1 preferred shares do not participate in dividends.

The preferred shares as reflected in these financial statements were evaluated at fair market value at December 31, 2005. This value did not change following the execution of the 2006 TTA. The preferred shares issued were valued at December 31, 2005 using an option-pricing model and this value was expensed in the year ended December 31, 2005.

9. Convertible Debentures

During 2005 we closed United States dollar denominated private placement bridge-financing contracts. Pursuant to these contracts the company issued financial instruments that converted automatically into U.S. $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of U.S. $1,649,764 (net of commission paid of U.S. $24,928) and the conversion of note payable and accrued interest of U.S. $280,650 for aggregate net proceeds of U.S. $1,930,414. The debentures were all converted into common shares in 2006 and 2007.

Each debenture had a stated term that defined a termination of the debentures beginning on March 7, 2007 through to June 7, 2007. The debentures earned interest at ten percent per annum. Additionally, debenture holders were entitled to a  two percent registration penalty as the underlying shares to the debenture were not made available for resale within 90 days of the original closing date of the debenture financing.

The fair value of the conversion options was an embedded derivative instrument that required fair market valuation at inception and at the end of each reporting period. This option was valued using an option-pricing model that assumed that the maximum price was the forced conversion feature price inherent in the convertible debenture. The value at inception was $503,564, at December 31, 2005 the value was $1,421,384, $68,994 at December 31, 2006, nil at December 31, 2007 and nil at December 31, 2008. Change in the value of the conversion feature was expensed in the period when it occurred.

During 2007 penalties of $343,824 were paid out and the payment of the remaining $178,540 in penalties was made in the first quarter of 2008.

10. Employee, Directors and Contractor Options

Summarized below are all outstanding options under the Plans as of December 31, 2009:

Range of exercise prices in U.S. dollars	Outstanding options	Weighted average exercise price of outstanding options	Options exercisable	Weighted average exercise price of exercisable options
Under $0.50	150,000	$ 0.40	-	$ -
$0.50 - $0.99	441,741	$ 0.74	341,741	$ 0.73
$1.00 - $1.99	1,788,463	$ 1.44	1,012,630	$ 1.48
$2.00 - $3.99	77,000	$ 2.64	39,667	$ 2.45
$4.00 - $4.90	300,000	$ 4.90	200,000	$ 4.90
Total sum of outstanding	2,757,204	$ 1.68	1,594,038	$ 1.77

Range of exercise prices in U.S. dollars				Weighted average remaining contractual life (years)
under $0.50				4.0
$0.50 - $0.99				1.7
$1.00 - $1.99				2.7
$2.00 - $3.99				1.4
$4.00 - $4.90				3.0
Total sum of outstanding				2.6

Continuity of options for the years ended December 31, 2009, 2008 and 2007:

	For the year ended December 31, 2009		For the year ended December 31, 2008
Exercise prices in U.S. dollars	# of options	Weighted average exercise price	# of options	Weighted average exercise price
Outstanding as at beginning of year	2,270,204	$ 1.90	2,348,371	$ 1.72
Granted	730,000	$ 1.05	403,500	$ 2.05
Expired or forfeited	(243,000)	$ 1.82	(205,000)	$ 2.13
Exercised	-	$ -	(276,667)	$ 0.44
Options outstanding as at end of year	2,757,204	$ 1.90	2,270,204	$ 1.90
Exercisable as at end of year	1,594,038	$ 1.77	1,176,370	$ 1.56

			For the year ended December 31, 2007
Exercise prices in U.S. dollars			# of options	Weighted average exercise price
Outstanding as at beginning of year			1,588,205	$ 1.15
Granted			1,220,500	$ 2.32
Expired or forfeited			(197,334)	$ 1.57
Exercised			(263,000)	$ 1.14
Options outstanding as at end of year			2,348,371	$ 1.72
Exercisable as at end of year			1,014,538	$ 1.14

In 2009 and 2008 the company's officers and directors had the following options granted, forfeited or exercised:

	For the year ended December 31, 2009		For the year ended December 31, 2008
Average exercise prices in U.S. dollars	# of options	Weighted average exercise price	# of options	Weighted average exercise price
Granted	570,000	$ 0.98	-	$ -
Expired or forfeited	120,000	$ 1.92	-	$ -
Exercised	-	$ -	110,000	$ 0.35

The 2006 Stock Option Plan was approved on September 30, 2006 by company shareholders at the Annual General Meeting. The 2006 Stock Option Plan set forth terms and conditions whereby options to purchase common shares of the company can be issued to directors, officers and employees of the company and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any 12 month period without permission of the stock exchange or exchanges on which the common shares of the company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the company are listed. All options issued under Plans are issued from treasury.

Unvested options outstanding as of December 31, 2009 and 2008 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally expire, if unexercised, five years from the date of vesting.

We received nil, $1,499,853 and $2,319,433 cash from the exercise of stock options and warrants during the year ended December 31, 2009, 2008 and 2007 respectively.

Compensation Expense Associated with Grant of Options
In the year ended December 31, 2009 the company recorded stock-based compensation expense of $672,060 (2008 - $653,042 and 2007 - $505,914).

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For the year ended December 31,
	2009	2008	2007
Expected dividends paid per common share	Nil	Nil	Nil
Expected life (years)	3	3	3
Expected volatility in the price of common shares (%)	103%	88%	65%
Risk free interest rate (%)	1.5%	4%	4%
Weighted average grant date fair market value per share in U.S. dollars	$ 0.67	$ 1.19	$ 1.96
Intrinsic value of options exercised in U.S. dollars	$ -	$ 2.18	$ 2.87

As of December 31, 2009 and 2008 there were $865,242 and $985,473 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

11. Warrants

Continuity of warrants for the years end December 31, 2009 and 2008:

	As at December 31, 2009		As at December 31, 2008
	# of warrants	Weighted average exercise price	# of warrants	Weighted average exercise price
Outstanding as at beginning of the year	150,000	$ 2.20 Cdn	2,776,560	$ 1.96 U.S.
Issued for services	-	-	-	-
Exercised	-	-	(702,543)	$ 2.00 U.S.
Expired	(150,000)	$ 2.20 Cdn	(1,924,017)	-
Outstanding as at end of the year	-	$ -	150,000	$ 2.20 Cdn

On June 30, 2007 NXT entered into agreements with a member dealer of the TSX Venture Exchange ("TSX-V") to act as sponsoring dealer for NXT's listing application to the TSX-V. Pursuant to the agreement, NXT issued 150,000 common share warrants to the dealer upon becoming listed on the TSX-V on December 3, 2007. The fair market value of these warrants was estimated at $482,750. The warrants had an exercise price of $2.20 and expired on December 3, 2009.

12. Income Taxes

Our income tax for accounting purposes is different from the amount computed by applying the statutory Canadian federal and provincial income tax rate to income or loss before taxes.

	For the year ended December 31,
	2009	2008
Canadian statutory income tax rate	29.0%	29.5%
Income tax expense (recovery) at statutory rate	$ (697,486)	$ (336,681)
Impact of non deductible expenses on income tax
Stocked-based compensation	194,898	192,648
Forfeited in year	111,038	108,133
Exchange adjustment	339,527	(449,071)
Rate reduction	87,072	(85,122)
Other	(70,771)	(3,203)
Valuation allowance	35,722	573,296
	$ -	$ -

	As at December 31,
	2009	2008
Deferred income tax assets
Net operating loss carry forward USA (expiration dates: 2010-2028)	$ 2,073,212	2,412,739
Net operating loss carry forward Canada (expiration dates: 2010-2029)	3,095,143	2,749,895
Property and equipment	2,341,417	2,311,416
Valuation reserve	(7,509,772)	(7,474,050)
	$ -	$ -

We have not provided for any amount of current or deferred U.S. or Canadian federal, state or provincial income taxes for the years ended December 31, 2009, 2008 and 2007. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carry forwards and timing differences on property and equipment, because of uncertainty regarding their realization. The increase in the valuation allowance on the deferred tax asset during the year ended December 31, 2009 was $35,722 compared with an increase of $573,296 for the year ended December 31, 2008. The 2009 increase is largely due to the impact on tax assets resulting from the loss for tax purposes incurred in the year, reductions in Canadian income tax rates, forfeitures of loss carry forwards in Canada and exchange fluctuations affecting U.S. net operating losses. All income and losses for tax purposes during these three years is reflected in Canadian net operating loss carry forward balances.

Prior to 2009, the company and its subsidiaries had incurred losses since their incorporation and have not been assessed by tax authorities. Accordingly, all taxation years remain subject to review by tax authorities.

13. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the years ended December 31, 2009, 2008, and 2007:

	For the year ended December 31,
	2009	2008	2007
Interest expense recognized or paid to related parties and officers	$ -	$ -	$ 13,371

In 2007 the company repaid a loan to one of its officers. Prior to payout the company incurred $13,371 in interest.

In the year ended December 31, 2009, 25,000 shares were issued to the spouse of an officer of the company pursuant to a private placement at a strike price of U.S. $2.00.

For the years ended December 31, 2009 and 2007, the company's board of directors authorized and issued respectively to directors and officers 885,000 and 570,000 options. The options were issued at an average exercise price of U.S. $0.98 in 2009 and U.S. $2.62 in 2007 based on the closing trading price of the company's common shares on the OTCBB for the date of issue.

110,000 shares were issued to officers and directors pursuant to the exercise of options at a strike price of U.S. $0.14 - $0.43 in the year ended December 31, 2008.

A Director of NXT is also an officer for one of our SFD® survey clients. We recorded revenue from this client for the year ended December 31, 2008 of $1,200,000 (2009 and 2007 - nil).

14. Commitments and Contingencies

On March 18, 2003 we were served a Statement of Claim naming  NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract  under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract.  The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

In May 2008 we entered into a revised lease agreement for expanded office space in our current location. The original lease was for a six year term beginning November 1, 2006 and ending October 31, 2012. The amended lease is effective June 1, 2008 and ends October 31, 2012. The monthly lease payments are $31,871.

15. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation. All comparative periods have been converted from the company's prior reporting currency, the U.S. dollar, to the current reporting and functional currency the Canadian dollar.

NXT ENERGY SOLUTIONS INC
(Formerly Energy Exploration Technologies Inc)
As at and for the year ended December 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at April 29, 2010. It should be reviewed in conjunction with the audited year end Consolidated Financial Statements for the year ended December 31, 2009.

As used in this MD&A, the terms "we", "us", "our", "NXT" and "company" mean NXT Energy Solutions Inc.

Our reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or U.S. dollars.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the company assumes no obligation to update forward-looking statements should circumstances or the company's estimates or opinions change.

Description of Business

NXT is a Calgary based company providing airborne hydrocarbon detection solutions that enable our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures or prospect prioritization onto the areas with the greatest hydrocarbon potential. Utilizing its proprietary airborne Stress Field Detection ("SFD®") survey system, NXT provides a unique survey method that is environmentally noninvasive and unaffected by ground security issues or difficult terrain. Additionally, surveys can generally be conducted year round and are effective both onshore and offshore. The advantage to NXT's clients is an efficient and reliable method to explore for hydrocarbons.

On September 22, 2008 the company changed its name from Energy Exploration Technologies Inc to NXT Energy Solutions Inc. This change was approved by shareholders at the November 29, 2007 Annual General Meeting. The name change was implemented to better reflect our principal activities and now aligns with the NXT trademark. SFD® and NXT® in Canada are the registered trademarks of NXT Energy Solutions Inc.

Overall Performance
Discussion of business

Our airborne Stress Field Detector (SFD®) technology, we believe, defines prospective areas for the oil and gas ("O&G") industry in frontier areas more cost effectively than conventional exploration methods. This advantage reduces risk and assists oil companies plan their seismic programs more economically.

The challenge is how to best exploit this advantage and in what market. Widespread adoption of any new technology by the O&G industry is never easy. Barriers to adoption are particularly acute when the fundamental science related to the technology is complex and not easily understood. Prior to 2009 we relied primarily upon technical and business relationships in Canada and upon endorsements from previous customers. This approach resulted in initial sales in the Canadian market in 2006 through 2008. When exploration activity was seriously diminished in Canada, as a result of the international financial crisis and falling commodity prices, the company adopted an international strategy.

By mid 2008 we took a number of steps towards this new strategy and began a process of building up our core team competency, strengthening our technical explanations and searching for appropriate new markets. After a careful study of the international market, we made the strategic decision to focus on Colombia because it offered immediate sales opportunities to a large number of clients. Our objective was to become an industry leader in Colombia and then use Colombia as a "springboard" to pursue other international markets.

Colombia has many characteristics desirable for achieving market success for our SFD® survey system.  Colombia was recently described as a "magnet for exploration and production companies" by the Wall Street Journal. With a business friendly approach and practical resource policies Colombia attracts a large number of exploration & production companies from around the world. Each of these companies is confronted with significant challenges in acquiring the geological and geophysical data required to evaluate unexplored land. Obstacles include rain forests, environmental and community restrictions, security concerns and the high cost of seismic. SFD® is a very effective tool to help overcome these problems.

These operational SFD® advantages were recognized in Colombia resulting in early commercial and technical successes.

●

Our first contract for U.S. $2.3 million was conducted in the second quarter of 2009. Our SFD® survey of 1,800 kilometers replaced, at no extra cost to our client, a 100 kilometers seismic survey commitment. Notably, permits for a seismic program may take 6 months with the actual seismic survey taking potentially another year. By contrast the SFD® survey was completed in only 2 months. The interpreted SFD® report provided our client with data to evaluate the block, focus future seismic programs and support a decision to relinquish un-prospective lands back to the government.

●

Later in 2009 we completed a U.S. $1.0 million survey with an independent operating subsidiary of a large Colombian oil company. This client is currently planning and conducting seismic and drilling programs in the surveyed areas on targets identified by SFD®.

●

In the first quarter of 2010 a national oil company, controlling large unexplored blocks in Colombia, contracted NXT for a pilot program to evaluate SFD® in both their on-shore and off-shore concession areas. We completed flying the surveys in early March and delivered the final report to the client mid April.

In less than a year, we have been contracted to provide nearly Cdn. $4.0 million of surveys by three large Colombian operators. Jointly, these three companies with their partners control approximately 43% of the large blocks available for survey in Colombia and are also active in other Latin American markets.

In the same period, we developed a Colombian team and set up a branch office in Bogota. NXT is currently very active in marketing its SFD® survey services to other Colombian based companies as well as offering previously obtained SFD® survey data to companies for their evaluation of Colombia 2010 bid round lands. We have now contacted over 30 companies operating in Colombia and are diligently pursuing these leads.

In addition to conducting revenue surveys for our three current clients, we have been active in conducting non-revenue blind tests for these clients as well as for another large international company. The purpose of these tests is to demonstrate SFD® survey effectiveness in a number of geological formations, both onshore and offshore. The tests involve conducting an SFD® survey over an area where the client possesses non-public geological data. NXT then works with the client to integrate and compare the SFD® interpreted results with their existing data. Clients have advised that we have satisfied these initial tests to evaluate SFD®.

Penetrating the Colombian market has resulted in additional costs being incurred by the company which we believe are important for the development of our business plan. These costs included the devotion of management and technical resources in country, the conducting of the blind tests and other expenses that might be reduced in the future. Management will continue to evaluate our overall business plan including cost structure, management and technical resources, our marketing plan for Colombia and elsewhere with the objective of achieving revenue growth and profitability. However we must caution that we are in an early stage of market adoption of SFD® (particularly given the size of the market potential) and our revenue could still be uneven as clients assess how best to apply SFD® within their exploration programs.

We believe the strength of our technology, the continued build-out of our team and the endorsements we are earning from our customers will position us for growing success over the coming years. We plan to build on our current success in Colombia and use this success to open up other new markets opportunities.

Selected Annual Information
	For the year ended December 31,
	2009	2008	2007
Survey revenue	$ 3,683,326	$ 2,944,470	$ 5,608,432
Oil and natural gas revenue	997	10,592	33,260
Net comprehensive income (loss)	(2,405,125)	(1,141,291)	350,431
Net income (loss) per share unit; basic	(0.08)	(0.04)	0.01
Net income (loss) per share unit; diluted	(0.08)	(0.04)	0.01
Net cash generated (used) in operating activities	(2,580,308)	(1,816,150)	3,851,850
Cash and short term investments	4,174,145	6,894,170	7,640,962
Total assets	6,005,640	7,600,609	9,142,535
Long term liabilities	232,546	53,808	32,140

Highlights of 2009
●	We completed SFD® surveys for two new clients earning $3,683,326 of revenue in the year and incurred a net loss of $2,435,125.

●	$2,580,308 in cash was used for operating activities in the year.

●

Our cash and investments held on account as at the end of the year are $4,174,145; a decrease of $2,720,025 from the beginning of the year. Working capital ended the year at $4,600,036 as compared with $6,325,055 at the end of 2008.

Results of Operations

The company reported a loss of $2,435,125 for the year ended December 31, 2009.

Revenue
	For the year ended December 31,
	2009	2008	2007
SFD® survey revenue	$ 3,683,326	$ 2,944,470	$ 5,608,432
Oil and gas revenue	997	10,592	33,260
Total revenue	$ 3,684,323	$ 2,955,062	$ 5,641,692

SFD® Survey Revenue

In 2009, NXT expanded its market to include South America. SFD® survey revenue for the year ended December 31, 2009 is $3,683,326 and is related to two SFD® survey contracts in South America that were completed for new NXT clients. This compares to 2008 survey revenue of $2,944,470 for two surveys completed for existing NXT clients (2007 - $5,608,432 for five contracts). NXT believes that the decline in 2008 as compared to 2007 is a result of downward market conditions in North America that have caused a delay or cancellation of surveys planned by two junior oil and gas clients as they attempted to secure financing or re-evaluated their capital programs.

Income from Operations

We had an operating loss of $2,358,184 in 2009 (2008 - operating loss of $1,114,922 and 2007 - operating income of $591,464), representing an overall decrease in earnings of $1,243,262 in the year.  The decrease is primarily the result of the increase in expenses associated with operating internationally in 2009 as compared to performing only domestic operations in 2008.

Expenses
	For the year ended December 31,
	2009	2008	2007
SFD® survey cost	$ 1,587,120	$ 211,237	$ 814,343
Oil and natural gas operating expenses	8,348	3,959	3,753
Administrative	4,241,139	3,678,803	4,016,662
Depletion and impairment of oil and natural gas properties	2,315	4,372	87,291
Amortization and depreciation	173,585	171,613	128,179
	$ 6,012,507	$ 4,069,984	$ 5,050,228
Expenses for the years ended December 31, 2009, 2008 and 2007
●

SFD® survey costs - in 2009 all of our surveys were performed in Colombia and in 2008 and 2007 our surveys were conducted in Canada .  In 2009 we incurred survey costs of $1,587,120 ($211,237 - 2008 and $814,343 - 2007) which include commissions on sales of $160,891 (2008 - nil and 2007 - $339,545), flight costs of $956,836 (2008 - 223,946 and 2007 - 425,131) and meal, hotel and transportation costs of $334,717 (2008 - $7,145 and 2007 - $21,969).

The higher survey costs incurred in 2009 as compared with 2008 and 2007 (as measured as a percentage of revenue) is largely due to two factors. The first is the extra market development costs required to become established and gain a market profile in a new country. The second is the inherent cost differences associated with operating in Colombia as compared with Canada.

The market development costs include mainly non-revenue survey flights designed to showcase SFD® capabilities in a new geological and market setting. These non-revenue survey costs represented over 20% of our total survey costs in the year. In addition, NXT performed SFD® data interpretation in Colombia rather than in Canada for our first Colombian survey. This location decision was entirely marketing driven despite the higher travel, accommodation and out of country premiums. We won added client respect for our survey system by providing them with an opportunity to directly observe the SFD® interpretation process and interact with our interpretation staff.

The extra Colombian survey costs as compared with a Canadian survey is due to the time required to conduct a survey as well as the higher cost to mobilize and demobilize the survey aircraft and crews to a non-Canadian location. In Colombia NXT does incur many delays related to obtaining permits and approvals not required in Canada that can result in surveys taking several weeks to complete that may take only a few days in Canada. These delays result in extra aircraft, crew and accommodation costs.

●

Oil and natural gas operating expenses and impairment of oil and natural gas properties - the company sold the last of its working interest in wells in 2008 and therefore will no longer have depletion of oil and natural gas properties. In 2009 we reflected the impairment of remaining undeveloped land.

●

Administration  - the administrative cost increase of $592,336 for the year in comparison to 2008 related to hiring of additional staff and increased costs associated with symposiums, conferences and travel for marketing and sales in international markets. The administrative cost decrease of $337,859 for 2008 to 2007 related mainly to employee bonuses and TSX-V sponsorship and listing costs being incurred in 2007 (nil - 2008). These were offset somewhat by increased consultant expenses in 2008 that included fees for electronic design and development, investor relations, an executive compensation study, geosciences advisory services and sales and marketing strategy development.

●

Amortization and Depreciation - in 2009 depreciation increased slightly in correlation to continuing computer and software upgrades necessary for our operations. In 2008, the company expanded its office space in its existing building incurring costs to update and furnish the facilities. We also invested in additional equipment required to develop sensors. This has resulted in an increase in amortization and depreciation costs.

Other Expense (Income)
	For the year ended December 31,
	2009	2008	2007
Interest on convertible debenture including registration penalty	$ -	$ -	$ 100,980
Gain on sale of properties	(1,037)	(20,325)	-
Interest income	(80,633)	(234,007)	(109,374)
Loss (gain) on foreign exchange	150,958	(20,242)	249,427
Other	-	90,000	-
Abandonment	7,653	210,943	-
Other expense	$ 76,941	$ 26,369	$ 241,033

Interest on convertible debenture - the registration penalty obligation was incurred through a registration rights agreement provided to all investors in the 2005 convertible debenture. Pursuant to this rights agreement the company was obliged to pay a 2% per month registration penalty for month four and beyond following the close of the convertible debenture private placement. The penalty continued to accrue until the shares became free trading concurrent with the company's TSX Venture Exchange listing on December 3, 2007. For the year ended December 31, 2007, penalties of $343,824 were paid out and the remaining $178,540 in penalty payments were released in the first quarter of 2008.

Interest income - interest income, generated by short term investments, was offset by interest expense resulting in $80,633 net income in 2009 as compared to $234,007 net income in 2008 and $109,374 net income in 2007. Due to the downturn in the market there has been a reduction in interest rates which is having an impact on this area.

Loss (gain) on foreign exchange - loss or gain on foreign exchange is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example, when the Canadian dollar trades higher relative to the U.S. dollar, cash held in U.S. dollars will decline in value and this decline will be reflected as a foreign exchange loss in the period. The company holds nearly all cash and investments in Canadian dollars to reduce the impact caused by market volatility.

The equivalent Canadian dollars for a U.S. dollar changed from $1.2107 on January 1, 2009 to $1.0466 as at December 31, 2009 resulting in a loss of $150,958 in 2009; the change was from $0.9928 as at January 1, 2008 to $1.218 as at December 31, 2008 resulting in a 2008 gain of $20,242; the change was from $1.1636 as at January 1, 2007 to $0.9913 as at December 31, 2007 resulting in a loss of $249,427 for 2007.

Other - in the third quarter of 2008 the company paid out $90,000 to settle a Statement of Claim that was outstanding since 2002. The plaintive was a past president and director of NXT.

Abandonment - management conducted a review in 2008 of all wells for which NXT had a historical participation and determined that there is an obligation related to 8 gross (1.1 net) wells drilled in the years 2000 through 2004 that still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. At December 31, 2009, the asset retirement obligation is estimated to be $31,897 (December 31, 2008 – $28,997), based on a total future liability of $42,454. These obligations are estimated to be settled in four years. This amount has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0%.

Summary of Quarterly Results (Unaudited)

	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009
Revenue	$ 1,044,889	$ 447	$ 2,638,759	$ 228
Net income (loss) from continuing operations	(671,458)	(969,591)	283,005	(1,047,081)
Basic earnings (loss) per share	(0.02)	(0.03)	0.01	(0.03)
Diluted earnings (loss) per share	(0.02)	(0.03)	$ 0.01	$ (0.03)

	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008
Revenue	$ 6,153	$ 1,193,250	$ 1,749,076	$ 6,583
Net income (loss) from continuing operations	(945,394)	(290,639)	806,619	(711,877)
Basic earnings (loss) per share	(0.04)	(0.01)	0.03	(0.02)
Diluted earnings (loss) per share	$ (0.04)	$ (0.01)	$ 0.02	$ (0.02)

In comparing Q4 2009 to Q3 2009; the company recognized $1,044,766 in survey revenue in Q4 (nil - Q3) and recognized $187,343 in stock-based compensation expense ($112,254 - Q3).

In comparing Q3 2009 to Q2 2009; the net loss in Q3 is due to the company recognizing no survey revenue in Q3 ($2,638,560 - Q2).

In comparing Q2 2009 to Q1 2009; the company recognized $2,638,560 in survey revenue in Q2 (nil - Q1) for one completed international survey contract resulting in net income. Our expenses in the second quarter are higher due to the ramp up required for executing an international survey contract as well as increased costs as we pursue marketing to foreign markets.

In comparing Q1 2009 to Q4 2008; the increased net loss in Q1 2009 over Q4 2008 of $115,744 is due to additional salary costs incurred with the hiring of a Chief Operating Office to augment our senior management staff, fees for a geosciences consultant, higher stock-based compensation costs and costs incurred for the NAPE conference in Houston, Texas.

In comparing Q4 2008 to Q3 2008; the company recognized nil in survey revenue in Q4 ($1,200,000 in Q3 from one completed survey contract) and recognized $207,457 in stock-based compensation expense ($144,843 - Q3).

In comparing Q3 2008 to Q2 2008; the company recognized $1,200,000 in SFD® survey revenue for one completed survey contract in the third quarter ($1,744,470 in Q2) resulting in net income. We settled a Statement of Claim from 2002 for $90,000 wherein the plaintiff was a past president and director. Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined a net 1.1 (8 actual) wells drilled from 2000 through 2004 that still require abandonment. The asset retirement obligation is based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. The abandonment expense recorded in Q3 2008 is $28,338. In addition, the company recorded an obligation of $160,148 in respect to a well drilled in 2000 and abandoned in 2008 for which no previous abandonment obligation had been anticipated.

In comparing Q2 2008 to Q1 2008; the company recognized $1,744,470 in SFD® survey revenue for one completed survey contract in the second quarter (nil in Q1) resulting in net income. We sold our producing well for net proceeds of $47,400 which generated a gain on disposal of $20,325.

In comparing Q1 2008 to Q4 2007; there is no survey revenue recognized in the first quarter of 2008 (Q4 2007 - $2,344,812 for two surveys).  $1,220,940 of invoiced services was recorded as unearned revenue at March 31, 2008 and was recognized as revenue in Q2 2008 in addition to the final invoice of $523,530 that was billed in Q2 2008.

Liquidity and Capital Resources

The company's cash position at December 31, 2009 continues to be healthy. Our cash and equivalents and short term investments held on account as of April 29, 2010 is $3,395,323.

With cash and short term investments and the proceeds of U.S. $986,000 for two SFD® survey contracts that completed in the fourth quarter of 2009, we forecast having the required cash to operate for over one year without any additional sources of cash. However, our ability to continue as a going concern will ultimately be dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The following table summarizes the change in cash flow for the year ended December 31, 2009, 2008 and 2007:

	For the year ended December 31,
	2009	2008	2007
Cash generated (used) in operating activities	$ (2,580,308)	$ (1,816,150)	$ 3,851,850
Cash generated by financing activities	42,262	1,313,984	1,731,993
Cash used in investing activities	6,566,126	(1,340,065)	(4,588,163)
Effect of foreign exchange translation	-	-	-
	$ 4,028,080	$ (1,842,231)	$ 995,680

Operating Activities
●	2009 - the $2,580,308 of cash used in operating activities reflects our net loss of $2,435,125 adjusted for $854,576 of non-cash additions and a $994,363 net decrease in non-cash working capital.

●	2008 - the $1,816,150 of cash used in operating activities reflects our net loss of $1,141,291 adjusted for $1,019,645 of non-cash additions and a $1,532,558 net decrease in non-cash working capital.

●

2007 - the $3,851,850 cash generated in operating activities reflects our net income of $350,431 adjusted for $1,517,365 of non-cash additions and a $1,984,054 net increase in non-cash working capital.

Financing Activities
●	2009 - NXT raised $50,239 through the issuance of shares and reduced our capital lease by $7,977.

●

2008 - we raised $1,499,853 through the exercise of options and warrants and reduced our capital lease by $7,329. We also paid out the final amount of $178,540 in registration penalty against a convertible debenture from 2005.

●

2007 - we raised $2,319,433 through the exercise of options and warrants and paid off the note payable of $239,618. We also paid out $343,824 in registration penalty against a convertible debenture from 2005.

Investing Activities
●

2009 - due to the low interest rates offered in the current market, maturing short term investments were moved to more liquid investments as we wait for an upturn in rates, $184,035 was invested in capital assets and $2,056 was generated through the sale of property.

●	2008 - $1,095,439 was invested in short-term investments, $288,849 in capital assets and $47,400 was generated through the sale of oil and gas properties in the Entice area of Alberta.

●

2007 - $4,279,380 was invested in short-term investments, $337,829 in capital assets and $35,000 was generated through the sale of oil and gas properties in the Ladyfern/Drake area of British Columbia.

Contractual Commitments
The company has an office lease until October 31, 2012 which requires minimum monthly lease payments of $31,871.

Contractual obligations as of December 31, 2009:
		Payments Due by Period
	Total ($)	Less Than 1 Year	1-3 Years	4-5 Years
Copier/scanner lease-to-own agreement	27,518	8,681	18,837	-
Rent or operating lease	1,061,480	374,640	686,840	-

Transactions with Related Parties

In the second quarter of 2009 a private placement for 25,000 common shares was issued to an officer of the company to fulfill an obligation.

	For the year ended December 31,
	2009	2008	2007
Interest expense recognized or paid to related parties and officers	$ -	$ -	$ 13,371

In 2007 the company repaid a loan to one of its officers. Prior to payout the company incurred $13,371 in interest.

A Director of NXT is also an officer for one of our SFD®  survey clients. We recorded revenue from this client for the years ended December 31, 2009, 2008 and 2007 of nil, $1,200,000 and nil respectively.

Additional Disclosures
Outstanding share data

Outstanding securities:	April 29, 2010	December 31, 2009
Common shares	30,751,796	30,751,796
Preferred shares	10,000,000	10,000,000
Options	2,757,204	2,757,204
Warrants	-	-
Total	43,509,000	43,509,000

Critical Accounting Estimates

The preparation of these consolidated financial statements is in accordance with accounting principles generally accepted in the United States of America and requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well they affect revenues and expenses recorded during the reporting periods. Estimates include allowances for doubtful accounts, valuation of the note receivable, estimated useful lives of assets, provisions for contingent liabilities, and measurement of stock-based compensation, valuation of future tax assets, valuations of convertible debentures and estimates for asset retirement obligations. All estimates and assumptions reflect management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined necessary. Actual results may differ from those estimates.

Changes in the accounting estimates or assumptions could have a significant impact on the reported Consolidated Statement of Income (Loss).

The key elements and assumptions that we have made under these principles and their impact on the amounts reported in the consolidated financial statements remain substantially unchanged from those described in our 2008 audited consolidated financial statements.

Revenue Recognition

We recognize revenue on SFD® survey contracts on a completed contract basis, net of government sales tax. All money received or invoiced in advance of completion of the contract is reflected as unearned revenue and treated as a current liability on our balance sheet. All survey expenditures and obligations related to SFD®  survey contracts are reflected as work-in-progress and treated as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Sales commissions are included in survey costs. Survey cost does not include any amortization or depreciation of property and equipment.

Income tax accounting

The determination of the company's income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

Stock-based compensation

The company follows the fair value method of accounting for stock options. Under this method, an estimate of the fair value of the cost of all stock options granted to employees, directors and consultants is calculated using the Black Scholes option pricing model and charged to income over the vesting period of the option, with a corresponding increase recorded in contributed surplus. Upon exercise of the stock option, the consideration received by the company and the amount previously recorded in contributed surplus, is recorded as an increase to the share capital of the company.

Stock-based compensation for non-employees is periodically re-measured until the non-employees' performance is complete, or the amortization period is complete. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original option.

Change in Accounting Policies Including Initial Adoption

Effective for the company's year end commencing January 1, 2009, the FASB issued new standards relating to business combinations and non-controlling interest. The requirements of these standards will be applied to business combinations subsequent to December 31, 2008.

The FASB issued new guidance on accounting for derivative instruments and hedging activities which requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures under this new guidance include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. This standard is effective prospectively for periods beginning on or after November 15, 2008. It does not impact our financial statements as we do not have any derivative instruments or hedging activities except discussed below.

In June 2008, the FASB issued new guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the instrument falls outside the scope of the FASB's standard for accounting for derivative instruments. This EITF became effective for all fiscal year ends beginning after December 15, 2008 and required the cumulative effect in the account principle to be recognized as an adjustment to the opening balance of retained earnings.

The adoption of this policy resulted in the company reducing contributed capital by $108,779, representing the historical value attributed to certain derivative instruments and then recording these instruments as a derivative liability at their fair market value of $41,415. The cumulative effect of this change in accounting principle of $67,364 was recognized as a reduction to the opening balance of Accumulated Loss for the year ended December 31, 2008. These options will be revalued to market at each reporting period and the change in the liability value will be charged or credited to the Statement of Income (Loss).

In May 2009, the FASB issued a new standard, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new standard became effective for the company's interim reporting at June 30, 2009 and did not have a material impact on the company's disclosures.

In June 2009, the FASB issued a revised hierarchy of generally accepted accounting principles which became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities effective for the company's interim reporting period ending September 30, 2009. The adoption of this standard had no material impact on disclosures or amounts recorded in the company's financial statements.

Risk Factors
Estimates and assumptions

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates include allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets, determination of proved reserves, valuation of undeveloped land, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved.

The estimates and assumptions are based upon the best information available to management, however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss, assets or liabilities.

Future Operations

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company's financial position is materially impacted by the loss or gain of any one client.

The company anticipates generating both net income and cash from operations in future years with this business model; however this outcome cannot be predicted with certainty at this time. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

Related party transactions

We have related party transactions between NXT and its officers and directors. The most significant transaction was the Technical Transfer Agreement executed on December 31, 2006 between NXT and its CEO, President and Director wherein the NXT issued 10,000,000 preferred shares in exchange for the acquisition of the SFD® technology. All related party transactions have the potential for conflicts of interest that may undermine the board's fiduciary responsibility to NXT shareholders.

NXT manages this conflict of interest risk through maintenance of a strong independent board of directors. Four of the five directors are independent. All transactions between officers and or directors of the company are negotiated on behalf of NXT and voted upon by disinterested directors to protect the best interest of shareholders.

Oil and gas price fluctuations

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of products or properties will be impacted by oil and natural gas prices. The impact of price changes on any potential sale of the our existing oil and natural gas property or our ability to enter into SFD® survey contracts cannot be readily determined, however, in general if commodity prices decline our opportunity to execute SFD® survey contracts will also decline.

Currency fluctuations

We currently hold our cash in Canadian as well as in U.S. dollars. At December 31, 2009 we are exposed to foreign exchange fluctuation on approximately $26,383 of U.S. dollar cash. Additionally, most of our operating expenses are incurred in Canadian dollars. We do not engage in currency hedging activities.

Interest rate fluctuations
As at December 31, 2009 we had $3,736,947 of our available cash in liquid investments that generate interest income that can be adversely affected by any material changes in interest rates.

Management

Our success is currently largely dependent on the performance of our directors and officers. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance we can maintain the services of our directors, officers or other qualified personnel required to operate our business.

Charter aircraft availability

NXT, since the sale of  its aircraft in 2003, has relied upon the availability of aircraft from charter operators. Charter operators provide the required aircraft for SFD® survey operations on an as required basis for an hourly charter fee. NXT is not required to make a capital investment in a chartered aircraft. The only potential prepayment is the purchase of blocks of aircraft time.

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

The company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the company to provide reasonable assurance that material information relating to the company is made known to the Responsible Officers by others within the organization, particularly during the period in which the company's quarterly and year-end financial statements and MD&A are being prepared. However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2009 an evaluation was carried out under the supervision of, and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the company's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the company's disclosure controls and procedures were effective as at December 31, 2009.

During the year ended December 31, 2009 there have been no changes in the company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

We continue to monitor the following areas that we believe are most susceptible to control weaknesses common to many companies of our size:
●

Due to the limited number of staff at the company it is not feasible to achieve complete segregation of incompatible duties. The company has mitigated this concern in controls by adding management review procedures of the areas where segregation is an issue; and

●

The company does not retain staff with specialized expertise in current income tax accounting, financial reporting and complex accounting matters. The company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and the audit committee for quality assurance.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For additional information on NXT Energy Solutions Inc. please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.

Form 52-109FV1

Certification of Annual Filings - Venture Issuer Basic Certificate

I, George Liszicasz, Chief Executive Officer, NXT Energy Solutions Inc, certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of NXT Energy Solutions Inc. (the "issuer") for the financial year ended December 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 30, 2010

  Signed "George Liszicasz"

George Liszicasz

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation

Form 52-109FV1

Certification of Annual Filings - Venture Issuer Basic Certificate

I, Ken Rogers, Chief Financial Officer, NXT Energy Solutions Inc, certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of NXT Energy Solutions Inc. (the "issuer") for the financial year ended December 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 30, 2010

   Signed "Ken Rogers"

Ken Rogers

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation